UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

European Wax Center, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

29882P106
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29882P106	Page 2 of 5

1	NAME OF REPORTING PERSON EWC Management Holdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,846,357
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,846,357
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,846,357*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.54%†
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* EWC Management Holdco, LLC holds shares of Class B common stock. EWC Management Holdco has the right at any time to exchange any Class B shares for shares of Class A common stock on a one-for-one basis. The numbers of shares of Class A common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that all Class B common shares have been exchanged for shares of Class A common stock.

† Represents the percentage of Class A Common Stock owned by the Reporting Person on an as-exchanged basis, based on the 62,737,337 shares of Class A Common Stock and Class B Common Stock outstanding as of December 31, 2022, which amount was provided to the Reporting Person by the Issuer. Excludes shares owned of record and beneficially by the stockholders of the Reporting Person, as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 29882P106	Page 3 of 5

STATEMENT ON SCHEDULE 13G

Item 1.

(a)	Name of Issuer:
European Wax Center, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
5830 Granite Parkway, 3rd Floor Plano, Texas 75024

Item 2.

(a)	Name of Person Filing:
EWC Management Holdco, LLC
(b)	Address of Principal Business Office, or, if None, Residence:
5830 Granite Parkway, 3rd Floor
Plano, Texas 75024
(c)	Citizenship:
United States of America
(d)	Title of Class of Securities:
Class A Common Stock, $0.00001 par value per share.
(e)	CUSIP Number:
29882P106

Item 3.

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 2,846,357 shares of Class A Common Stock
(b)	Percent of class: 4.54% (see notes on cover page)
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,846,357 shares of Class A Common Stock
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 2,846,357 shares of Class A Common Stock
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 29882P106	Page 4 of 5

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 29882P106	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EWC MANAGEMENT HOLDCO, LLC

By:	/s/ Gavin O'Connor
	Name:	Gavin O’Connor
	Title:	Chief Legal Officer and Corporate Secretary

Dated February 13, 2023